FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August , 2008
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed second quarter results ended June 2008, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration
Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited
Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed
December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance
Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the
Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive
Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the
Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw material, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired
(including as a result of adverse changes in credit markets that affect our ability to raise capital when needed); adverse changes in the political situation and economies in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
quarter results
ended June
Quarter 3
2008
Form S-8 version

* for the nine months ended June 2008
** as at June 2008
† Rest of World
Sales by product group *
Sales by source *
Sales by destination *
Geographic ownership **
■
Coated fine paper
64%
■
Uncoated fine paper
4%
■
Coated specialities
9%
■
Commodity paper
8%
■
Pulp
14%
■
Other
1%
■
North America
29%
■
Europe
40%
■
Southern Africa
15%
■
Asia and other
16%
■
South African
71%
■
North America
17%
■
Europe and ROW †
12%
■
North America
28%
■
Europe
47%
■
Southern Africa
25%
sappi
Flo

sappi limited

third quarter
■
Operating loss of US$23 million which includes
US$105 million plantation fair value loss
■
Basic EPS a loss of 28 US cents
■
Selling price increases in North America and South Africa
■
Severe input cost increases
■
Saiccor expansion commissioning in the fourth quarter
Financial summary
Quarter ended
Nine months ended
Restated **
Restated **
June 2008
March 2008
June 2007
June 2008
June 2007
Key figures: (US$ million)
Sales
1,494
1,473
1,297
4,344
3,882
Operating (loss) profit
(23)
221
87
289
296
EBITDA *
71
314
182
572
580
Basic EPS (US cents)
(28)
68               17
59
56
Key ratios: (%)
Operating (loss) profit to sales
(1.5)
15.0
6.7
6.7
7.6
* Refer to note 1, in Supplemental Information for the reconciliation of EBITDA to profit for the period.
** Refer to note 2 page 13.

sappi limited

third quarter
Comment
In a seasonally slower quarter, operating performance, excluding the plantation fair value adjustment, improved compared to last year. The quarter was marked by severe input cost increases, offset to some extent by our cost savings efforts across the group and successful price increases in North America and
South Africa. Selling prices in Europe were flat quarter-on-quarter, but declined from last year. The unfavourable impact of wood, energy and chemical price increases on the group results was US$19 million compared to the prior quarter and US$45 million compared to a year earlier.
Pulp prices continued to increase with NBSK increasing to an average of US$900 per ton from an average of US$880 per ton in the previous quarter. The increase in pulp prices was beneficial to the group as we sell slightly more pulp than we purchase.
An operating loss of US$23 million was recorded, compared to an operating profit of US$87 million a year ago. The quarter included an unfavourable plantation price fair value revaluation adjustment of
US$105 million. The negative plantation price fair value adjustment was mainly due to a sharp increase in fuel prices.
Group sales for the quarter were US$1.5 billion, a 15.2% increase compared to the third quarter last year, mainly as a result of higher sales volumes in our fine paper businesses together with improved selling prices in North America and Southern Africa.
Net finance costs of US$45 million for the quarter increased by US$8 million from last year due to discontinuing capitalisation of interest on the Saiccor expansion project during the quarter, higher debt levels and higher interest rates.
Tax relief on the reported loss before taxation of US$68 million was limited due to tax losses in certain regions that could not be brought to account.
Basic earnings per share for the quarter was a loss of 28 US cents, compared to earnings of 17 US cents a year ago.
Cash flow and debt
Cash generated from operations for the quarter was US$156 million compared to US$142 million a year ago. Working capital decreased by US$29 million during the quarter compared to an increase of
US$36 million during the third quarter last year. We expect a further significant reduction in working capital in our fourth quarter.
Included in our cash flow for the quarter were post employment benefit payments of US$12 million compared to US$35 million in the equivalent quarter last year. Post employment benefit payments are expected to be US$90 million for the year, compared to US$101 million last year, and are expected to decline in 2009.
Net finance costs paid increased to US$83 million compared to US$42 million a year ago, mainly as a result of the settlement of forward exchange contracts related to long term debt and higher debt levels.
Taxation paid of US$40 million, was US$25 million higher than a year ago mainly due to a provisional tax payment made by our South African business.
Capital expenditure of US$103 million included US$52 million for the Saiccor expansion project. We expect sappi limited

third quarter
to make the final capital expenditure payments on the Saiccor expansion project of approximately
US$50 million over the next two quarters.
Interest bearing borrowings was US$2,872 million at quarter end, an increase of US$32 million from the prior quarter. This increase was offset by an increase in cash and cash equivalents of US$26 million.
Current interest-bearing borrowings of US$990 million include US$393 million of securitised trade debtors under a facility, which in the normal course of business is expected to run until 2012. The group has access to US$620 million as part of a committed revolving loan facility as at the end of June 2008 and cash resources of US$227 million.
Operating review for the quarter
Sappi Fine Paper
Quarter
Quarter                                Quarter
ended
ended
ended
June 2008
June 2007
%
March 2008
US$ million
US$ million
change
US$ million
Sales
1,224
1,037
18.0
1,209
Operating profit
36
25
44.0
47
Operating profit to sales (%)
2.9
2.4
–
3.9
Sales volumes for our Fine Paper business increased by 6.5% from last year, while average prices in Dollar terms improved 11%, partly due to currency movements. Pricing and margins improved in our North
American business, but worsened in our European business.
Cost pressure, particularly in raw materials and energy, increased in all regions.

sappi limited

third quarter
Europe
Quarter
Quarter                                               Quarter
ended
ended
%
%
ended
June 2008
June 2007
change
change
March 2008
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
705
584
20.7
3.5
697
Operating profit
10
14
(28.6)
(40.0)
18
Operating profit to sales (%)
1.4
2.4
–
–
2.6
In a tough economic and trading environment, we recovered some market share in Europe during the quarter with sales volumes improving 6% compared to last year. Selling prices for coated fine paper sheets were down from last year and flat compared to last quarter, while there was an improvement in coated fine paper reel prices in some European countries.
Demand for our graphics paper was seasonally weaker in the quarter, except for coated mechanical paper, which showed no sign of seasonal decline. Our speciality paper performed well in the quarter.
Despite our continued focus on cost savings efforts, our operating margin declined from 2.4% to 1.4%, mainly due to significant increases in input cost prices. The impact of energy and chemical cost increases compared to the equivalent quarter last year was US$18 million. These cost increases were partially offset by the sale of carbon credits to the value of US$9 million during the quarter.
We have announced price increases effective from 1 September 2008 of between 8% and 10%, in order to offset the input cost price increases.

sappi limited

third quarter
North America
Quarter
Quarter                                Quarter
ended
ended
ended
June 2008
June 2007
%
March 2008
US$ million
US$ million
change
US$ million
Sales
424
362
17.1
423
Operating profit
25
8
212.5
26
Operating profit to sales (%)
5.9
2.2
–
6.1
Our North American business continued to improve with stronger reel volumes and increased reel and pulp selling prices, compared to last year. Sales volumes increased 8% compared to the equivalent quarter last year. Our order books for reels remained strong; however, we saw the impact of a slowing US economy on our sheet business.
Realised paper prices improved 6% on last year, while realised pulp prices increased by 14%. During the quarter, coated fine paper price increases have been widely announced by the US industry.
The operating profit margin increased to 5.9% compared to 2.2% last year despite significant input cost increases, particularly in wood, energy and chemicals. Price escalation of these input costs had a negative impact of US$20 million compared to the equivalent quarter last year.
US imports of coated paper continued to decline during the quarter due to the weakness of the US Dollar, increased transport costs and improved demand in the Far East.

sappi limited

third quarter
South Africa
Quarter
Quarter                                               Quarter
ended
ended
%
%
ended
June 2008
June 2007
change
change
March 2008
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
95
91
4.4
15.1
89
Operating profit
1
3
(66.7)
(61.9)
3
Operating profit to sales (%)
1.0
3.3
–
–
3.4
Although we saw improved pricing during the quarter, margins came under pressure from increased input costs, mainly pulp and chemicals. Sales volume was flat on last year. The results were negatively impacted by a seasonal slowing of demand and a temporary shut of the pulp plant at Stanger due to the unavailability of bagasse fibre.

sappi limited

third quarter
Forest Products
Quarter
Quarter                                               Quarter
ended
ended
%
%
ended
June 2008
June 2007
change
change
March 2008
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
270
260
3.8
14.5
264
Operating (loss) profit
(60)
65
–
–
172
Operating (loss) profit to sales (%)
(22.2)
25.0
–
–
65.2
Demand remained strong for chemical cellulose, but softened for our other products. Our pulp and paper sales volumes were down 3% for the quarter compared to a year ago.
Pricing improved in our Kraft business, chemical cellulose prices remained strong and our export margins benefited from a weaker Rand against the US Dollar compared to last year.
Operating loss includes an unfavourable plantation price fair value adjustment of US$105 million. The valuation takes into account the cost of delivering wood to market which was impacted by increased fuel prices.
The results of Saiccor were negatively impacted by production interruptions related to our expansion project and a severe flood giving rise to property damage and business interruption that was self-insured.
The financial impact of the flood was US$6 million. The Saiccor expansion is substantially complete and is now expected to be commissioned towards the end of August.
Input cost pressure, particularly from chemicals, has increased in recent months and has put increased pressure on margins.

sappi limited
8 third quarter
Outlook
Continued upward pressure on input costs remains our biggest challenge in the short term. Further increases are expected in energy, fibre and chemical costs during the fourth quarter. In South Africa wage negotiations have been completed. Wage inflation remains an important factor in all our businesses.
To mitigate high energy costs, we have initiated further energy projects in all regions.
Although demand remains fairly robust for our products in all regions, a global economic slow-down would impact demand. We are responding to these challenges by continuing to focus on cost control, harnessing our buying power through a global procurement drive and through maximising manufacturing efficiencies. Increasing selling prices continues to be essential to restore and improve profitability. We are implementing price increases in all our businesses.
The operating performance for our Southern African and US businesses is expected to remain strong, while margins in all our businesses, particularly in Europe, will be under pressure due to high input costs.
Our Southern African business will be further impacted by a recovery boiler rebuild at our Usutu mill, which will have an unfavourable impact of approximately US$12 million on operating profit in the fourth quarter.
In light of unrelenting input cost increases, we expect our fourth quarter operating profit, excluding the impact of the plantation fair value adjustment, to be lower than the third quarter, however for the full year, we expect operating profit, excluding the impact of the plantation fair value adjustment, to be well above last year.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
31 July 2008
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

sappi limited

third quarter
Form S-8 Version
Conformed financial results
for the quarter ended June 2008

sappi limited

third quarter
Group income statement
Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
Notes
US$ million
US$ million % change
US$ million
US$ million % change
Sales
1,494
1,297
15.2
4,344
3,882
11.9
Cost of sales
1,428
1,116
3,782
3,349
Gross profit
66
181
(63.5)
562
533
5.4
Selling, general &
administrative expenses
95
87
294
268
Other operating expenses
(income)
–
9
(6)
(25)
Share of profit from
associates and joint
ventures
(6)
(2)
(15)
(6)
Operating (loss) profit
4
(23)
87
–
289
296
(2.4)
Net finance costs
45
37
100
107
Net interest
43
39
106
112
Finance cost capitalised
(1)
(4)
(16)
(8)
Net foreign exchange
losses (gains)
2
(3)
(3)
(9)
Net fair value loss on
financial instruments
1
5
13
12
(Loss) profit before taxation
(68)
50
–
189
189
–
Taxation
(5)
11
55
62
Current
7
17
11
32
Deferred
(12)
(6)
44
30
(Loss) profit for the period
(63)
39
–
134
127
5.5
Basic (loss) earnings per
share (US cents)
(28)
17
59
56
Weighted average number
of shares in issue (millions)
228.9
227.9
228.7
227.5
Diluted basic (loss) earnings
per share (US cents)
(28)
17
58
55
Weighted average number
of shares on fully
diluted basis (millions)
231.2
231.4
230.9
230.4

sappi limited

third quarter
Group balance sheet
June 2008
Sept 2007
US$ million
US$ million
ASSETS
Non-current assets
4,574
4,608
Property, plant and equipment
3,568
3,491
Plantations
556
636
Deferred taxation
56
60
Other non-current assets
394
421
Current assets
1,758
1,736
Inventories
789
712
Trade and other receivables
742
660
Cash and cash equivalents
227
364
Total assets
6,332
6,344
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,669
1,816
Non-current liabilities
2,629
2,612
Interest-bearing borrowings
1,882
1,828
Deferred taxation
384
385
Other non-current liabilities
363
399
Current liabilities
2,034
1,916
Interest-bearing borrowings
990
771
Bank overdraft
22
22
Other current liabilities
946
998
Taxation payable
76
125
Total equity and liabilities
6,332
6,344
Number of shares in issue at balance sheet date (millions)
229.1
228.5

sappi limited

third quarter
Group cash flow statement
Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million
US$ million
US$ million
(Loss) profit for the period
(63)
39
134
127
Adjustment for:
Depreciation, fellings and amortisation
115
113
344
336
Taxation (relief) charge
(5)
11
55
62
Net finance costs
45
37
100
107
Post employment benefits **
(12)
(35)
(65)
(80)
Other non-cash items
76
(23)
(81)
(128)
Cash generated from operations **
156
142
487
424
Movement in working capital
29
(36)
(134)
(80)
Net finance costs paid
(83)
(42)
(150)
(110)
Taxation paid
(40)
(15)
(56)
(18)
Dividends paid *
–
–
(73)
(68)
Cash retained from operating activities
62
49
74
148
Cash utilised in investing activities **
(98)
(119)
(351)
(265)
(36)
(70)
(277)
(117)
Cash effects of financing activities
56
19
161
74
Net movement in cash and cash equivalents
20
(51)
(116)
(43)
* Dividend number 84: 32 US cents per share (2007: 30 US cents per share)
** Reclassification – Refer note 1
Group statement of recognised income and expense
Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million
US$ million
US$ million
Exchange differences on translation of
foreign operations
50
45
(222)
123
Pension fund asset not recognised
–
48
–
44
Deferred tax asset (raised) released
–
(13)
2
(14)
Sundry other movements in equity
(1)
–
(1)
5
Net income (expense) recorded directly
in equity
49
80
(221)
158
(Loss) profit for the period
(63)
39
134
127
Total recognised (expense) income for
the period
(14)
119
(87)
285

sappi limited
13 third quarter
Notes to the group results
1. Basis of preparation
The condensed financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the results are consistent, in all material respects, with those used in the annual financial statements for September 2007 which are compliant with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board.
The results are unaudited.
Reclassification of comparative figures – Cash outflows relating to contributions to post employment benefit funds previously reflected in cash utilised in investing activities, have been included in cash generated from operations.
2. Restatement
During third quarter 2007, the group recognised a taxation credit of US$14 million related to a tax rate change in
Germany. The recognition was based on the group’s judgment that the change in the German tax rate from 38% to
30% had been substantively enacted during the quarter ended June 2007. The group has subsequently concluded that the tax law change was substantively enacted on 6 July 2007, and accordingly, the impact of the tax rate change should have been reflected in its fourth quarter results. The change has no impact on the group’s results for the year ended September 2007, however it does impact the deferred taxation and profit for the period for the quarters ended
June and September 2007 and for the nine months ended June 2007 as follows:
Quarter Quarter Nine months Year
ended ended ended ended
June 2007 Sept 2007 June 2007 Sept 2007
US$ million US$ million US$ million US$ million
Deferred taxation as reported (20) (7) 16 9
Change in timing of taxation credit 14 (14) 14 –
Deferred taxation as restated (6) (21) 30 9
Profit for the period as reported 53 61 141 202
Taxation credit (14) 14 14 –
Profit for the period as restated 39 75 127 202
Basic earnings per share (US cents) as reported 23 27 62 89
Basic earnings per share (US cents) as restated 17 33 56 89
Diluted basic earnings per share (US cents)
as reported 23 26 61 88
Diluted basic earnings per share (US cents)
as restated 17 32 55 88
3. Reconciliation of movement in shareholders’ equity
Restated
Nine months
Nine months
ended
ended
June 2008
June 2007
US$ million
US$ million
Balance – beginning of year
1,816
1,386
Total recognised (expense) income for the period
(87)
285
Dividends paid
(73)
(68)
Transfers to participants of the share purchase trust
6
14
Share-based payment reserve
7
4
Balance – end of period
1,669
1,621

sappi limited

third quarter
Restated Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million
US$ million
US$ million
4. Operating (loss) profit
Included in operating (loss) profit are the following
non-cash items:
Depreciation and amortisation
94
95
283
284
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
21
18
61
52
Growth
(20)
(22)
(55)
(57)
1
(4)
6
(5)
Plantation price fair value adjustment
105
(15)
(12)
(56)
106
(19)
(6)
(61)
Included in other operating (expenses) income
are the following:
Asset impairments
1
–
3
1
Profit on disposal of property, plant & equipment
(1)
1
(5)
(24)
Restructuring provisions released
–
(1)
(3)
(11)
5. Capital expenditure
Property, plant and equipment
103
116
377
330
June 2008
Sept 2007
US$ million
US$ million
6. Capital commitments
Contracted
102
188
Approved but not contracted
169
249
271
437
June 2008
Sept 2007
US$ million
US$ million
7. Contingent liabilities
Guarantees and suretyships
47
43
Other contingent liabilities *
7
26
54
69
* The decrease in contingent liabilities reflects management’s revised estimate of losses which could arise from taxation queries to which certain group companies are subject. These amounts have now been recognised as liabilities.
8. Material balance sheet movements
Current and non-current interest bearing borrowings
The movement on these balances between September 2007 and June 2008 is largely due to (i) US$190 million of expenditure on the Saiccor expansion project, (ii) financing for the purchase of leased equipment for US$75 million and (iii) US$133 million of currency movements and fair value adjustments.
Taxation
The movement is a result of certain tax liabilities which the group has settled in the past nine months.
notes to the group results

sappi limited

third quarter
Supplemental information
additional information
Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million
US$ million
US$ million
1.
(Loss) profit for the period to EBITDA
(1)
reconciliation
(Loss) profit for the period
(63)
39
134
127
Net finance costs
45
37
100
107
Taxation
(5)
11
55
62
Depreciation and amortisation
94
95
283
284
EBITDA
(1)
71
182
572
580
(1)
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled EBITDA to net profit rather than operating profit. As a result our definition retains non-trading profit/loss and minority interest as part of EBITDA. EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs includes: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. See the Group income statement for an explanation of the computation of net finance costs. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the group, together with measures of performance under IFRS to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
Restated
Restated
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million
US$ million
US$ million
2. Calculation of Headline (loss) earnings *
(Loss) profit for the period
(63)
39
134
127
Asset impairments
1
–
3
1
Profit on disposal of property, plant & equipment
(1)
1
(5)
(24)
Tax effect of above items
1
–
1
5
Headline (loss) earnings
(62)
40
133
109
Headline (loss) earnings per share
Headline (loss) earnings per share (US cents) *
(27)
18
58
48
Weighted average number of shares
in issue (millions)
228.9
227.9
228.7
227.5
Diluted headline (loss) earnings per share
(US cents) *
(27)
17
58
47
Weighted average number of shares on fully
diluted basis (millions)
231.2
231.4
230.9
230.4
* Headline earnings disclosure is required by the JSE Limited.

sappi limited

third quarter
Supplemental information
3.
Exchange rates
June
March Dec Sept June
2008
2008 2007 2007 2007
Exchange rates:
Period end rate: US$1 = ZAR
7.9145
8.1432 6.8068 6.8713 7.0393
Average rate for the Quarter: US$1 = ZAR
7.8385
7.4593 6.7488 7.0453 7.1095
Average rate for the YTD: US$1 = ZAR
7.3236
7.1465 6.7488 7.1741 7.2121
Period end rate: EUR 1 = US$
1.5795
1.5802 1.4717 1.4272 1.3542
Average rate for the Quarter: EUR 1 = US$
1.5747
1.5006 1.4556 1.3782 1.3498
Average rate for the YTD: EUR 1 = US$
1.5071
1.4790 1.4556 1.3336 1.3178
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
–
Assets and liabilities at rates of exchange ruling at period end; and
–
Income, expenditure and cash flow items at average exchange rates.

sappi limited

third quarter
Supplemental information
4.
Regional information
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
389
360
1,164
1,108
Europe
637
599
1,918
1,860
Southern Africa
87
86
246
260
Total
1,113
1,045
3,328
3,228
Forest Products – Pulp and paper operations
347
358
1,039
1,067
Forestry operations
279
259
726
788
Total
1,739
1,662
5,093
5,083
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
June 2008
June 2007
June 2008
June 2007
US$ million
US$ million % change
US$ million
US$ million % change
Sales
Fine Paper –
North America
424
362 17.1
1,231
1,107 11.2
Europe
705
584 20.7
2,040
1,768 15.4
Southern Africa
95
91 4.4
271
263 3.0
Total
1,224
1,037 18.0
3,542
3,138 12.9
Forest Products – Pulp and paper
operations
249
242 2.9
747
694 7.6
Forestry operations
21
18 16.7
55
50 10.0
Total
1,494
1,297 15.2
4,344
3,882 11.9
Operating (loss) profit
Fine Paper –
North America
25
8 212.5
62
13 376.9
Europe
10
14 (28.6)
47
71 (33.8)
Southern Africa
1
3 (66.7)
5
6 (16.7)
Total
36
25 44.0
114
90 26.7
Forest Products
(60)
65 –
167
212 (21.2)
Corporate
1
(3) –
8
(6) –
Total
(23)
87 –
289
296 (2.4)

sappi limited
18
third quarter
Sappi ordinary shares
ADR price (NYSE TICKER: SPP)
160
140
120
100
80
60
20
40
0
Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 22 Jul 08
ZAR
20
16
12
10
8
6
2
4
0
US$

14
Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 22 Jul 08

sappi
Other interested parties can obtain printed copies of this report from:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depositary:
Capita Registrars
Services (Proprietary) Limited
The Bank of New York Mellon
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2008
SAPPI LIMITED,
By:
Title: Chief Financial Officer
Name: M. R. Thompson
/s/ M. R. Thompson